

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2019

Joseph Truitt
President and Chief Executive Officer
Achillion Pharmaceuticals, Inc.
1777 Sentry Parkway West, Building 14, Suite 200
Blue Bell, PA 19422

> **Re: Achillion Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 5, 2019**
> **File No. 001-33095**

Dear Mr. Truitt:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed November 5, 2019

The Merger, page 34

1.   We note that you have not provided the information required by Item 14(c)(1) of Schedule 14A. Please revise your disclosure to add this information. In this regard, we note that the consideration offered to security holders consists of cash as well as contingent value rights. As such, this information appears to be material to an informed voting decision. Refer to Instruction 2(a) to Item 14 of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Katherine D. Ashley - Skadden, Arps, Slate, Meagher & Flom LLP